


03017810

March 24, 2003

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: IBM Credit LLC
Incoming letters dated February 4, 2003 and March 8, 2003

Based on the facts presented, the Division will not object if IBM Credit LLC no longer files periodic reports pursuant to Sections 13(a) and 15(d) of the Exchange Act, including an Annual Report on Form 10-K for the fiscal year ended December 31, 2002. In reaching this position, we note particularly that, prior to the end of the first calendar quarter of 2003:

- IBM Credit LLC filed a post-effective amendment to the effective registration statement referenced in your letters, to remove from registration all remaining securities included on such registration statement; and

- IBM Credit LLC filed a Form 15 pursuant to Rule 12h-3 relating to all classes of securities for which IBM Credit would have a reporting obligation under Section 15(d) of the Exchange Act.

This position is based on the representations made to the Division in your letters. Different facts or conditions might require a different result.

Sincerely,

Cecilia D. Blye

Cecilia D. Blye
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2003

Stuart S. Moskowitz
IBM
New Orchard Road
Armonk, New York 10594

Re: IBM

Dear Mr. Moskowitz:

In regard to your letters of February 4, 2003 and March 8, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel



Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

VIA E-MAIL AND AIRBORNE EXPRESS

<u>Section 12(h) of the Exchange Act and Rule 12h-3(c) thereunder</u>

To: cfletters@sec.gov

February 4, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: IBM Credit LLC (formerly IBM Credit Corporation)
Commission File No. 1-8175

Ladies and Gentlemen:

As Senior Counsel for International Business Machines Corporation ("IBM") and as special securities counsel for IBM Credit LLC, a Delaware limited liability company ("IBM Credit"),[1] a wholly-owned subsidiary of IBM, I am writing in order to respectfully request advice from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action to the Commission against IBM Credit if, under the circumstances described below, IBM Credit files a Form 15 pursuant to Rule 12h-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to immediately suspend its obligation to file reports pursuant to Sections 13(a) and 15(d) of the Exchange Act, including *not* filing an Annual Report on Form 10-K for the fiscal year ending December 31, 2002. Alternatively, I request an exemption for IBM Credit from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

[1]Prior to January 1, 2003, IBM Credit LLC was known as IBM Credit Corporation, a Delaware corporation, a wholly-owned subsidiary of IBM. On January 1, 2003, IBM Credit Corporation converted to a Delaware limited liability company, IBM Credit LLC. <u>See</u> Current Report of IBM Credit on Form 8-K, as filed with the Commission on January 17, 2003.

FACTUAL BACKGROUND

On September 7, 1999, IBM Credit filed a Registration Statement on Form S-3, SEC File No. 333-86615 (the "Registration Statement") for $10,000,000,000 of Debt Securities. At the time of filing, such Registration Statement also included, under Rule 429, an additional $898,150,000 of Debt Securities from an earlier Registration Statement (SEC File No. 333-42755). The Registration Statement was declared effective by the Commission on October 6, 1999. IBM Credit issued Debt Securities in the total aggregate principal amount of $1,050,000,000. All of IBM Credit's Debt Securities that were issued under the Registration Statement, as well Debt Securities issued under all previous IBM Credit registration statements, have matured, and as such, all of IBM Credit's public debt holders thereunder have been repaid in full.[2] By resolutions dated September 20, 2002, the Board of Directors of IBM Credit determined not to issue any additional Debt Securities under the Registration Statement, and to permit IBM, as its parent and 100% owner, to employ Rule 457(p) under the Securities Act of 1933, as amended (the "Securities Act") to use any and all remaining filing fees which were associated with unsold Debt Securities under the Registration Statement before deregistering all remaining securities thereunder.[3] In this connection, before the end of the first calendar quarter of 2003, IBM Credit shall file a post-effective amendment to the Registration Statement, deregistering all remaining and unsold Debt Securities under the Registration Statement.

Because IBM Credit has no public debt holders, it also seeks to suspend the reporting obligation imposed by Section 13(a) pursuant to Section 15(d) by availing itself of the provisions of Rule 12h-3 of the Exchange Act by filing with the Commission a Form 15 prior to the date IBM Credit would otherwise file its Annual Report on Form 10-K for the fiscal year ended December 31, 2002. IBM Credit has filed all reports required by

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[2] No borrowings have been made under the Registration Statement since the last issuance thereunder in January 2000. (See Pricing Supplement No. 5, as filed with the SEC under Rule 424(b)(3) on January 26, 2000 at http://www.sec.gov/Archives/edgar/data/353524/0000353524-00-000003-index.html). IBM Credit's final medium-term note ("MTN") outstanding matured on November 12, 2002, and the debtholders of such MTN were repaid in full at that time. (See Pricing Supplement No. 3, as filed with the SEC under Rule 424(b)(3) on November 8, 1999 at http://www.sec.gov/Archives/edgar/data/353524/0000353524-99-000063.txt).

The only other debt publicly issued by IBM Credit in the U.S. was its commercial paper ("CP"), which was exempt from registration under Section 3(a)(3) of the Securities Act. However, IBM Credit ceased issuing CP in 2002, and the last CP issuance matured and was fully repaid in December 2002. As IBM Credit has no outstanding CP, and is no longer offering any CP, there are also no CP investors who would benefit from IBM Credit continuing to file its periodic reports with the Commission.

[3] Securities registered under the instant Registration Statement were not previously deregistered in order to permit IBM to utilize various unused registration fees thereunder, which fees would otherwise have been lost upon the filing of a post-effective amendment deregistering the remaining unsold securities. See Securities Act Release No. 7943 (January 26, 2001) and Securities Act Rule 457(p). To date, IBM has employed such fee-offset process to fund two registration statements it has filed with the Commission.

Section 13(a) for the past three fiscal years, without regard to Rule 12b-25, including its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002.

DISCUSSION

IBM Credit has been subject to the reporting obligations of Section 15(d) of the Exchange Act, which makes the filing requirements of Section 13(a) applicable to any issuer that has filed a registration statement that has become effective under the Securities Act. Rule 12h-3 grants an automatic suspension from the Section 13(a) requirements imposed by Section 15(d) for an issuer that has filed a Form 15, and has filed all required Section 13(a) reports for the past three fiscal years and any interim period. However, subsection (c) of Rule 12h-3 makes the suspension unavailable for any class of securities for a fiscal year in which a registration statement relating to that class became effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. Since the Registration Statement registering IBM Credit's Debt Securities became effective in 1999, and is automatically updated through IBM Credit's Exchange Act filings, the availability of Rule 12h-3 turns on the interpretation and application of paragraph (c) of Rule 12h-3, which denies relief under Rule 12h-3 for a fiscal year in which a registration statement becomes effective or is required to be updated pursuant to Section 10(a)(3) of the Securities Act.[4]

Since the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2001, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002, had the technical effect of updating IBM Credit's Registration Statement, regardless of whether Section 10(a)(3) required such updating, as in similar situations (see discussion, _infra_), IBM Credit now seeks relief from the application of Rule 12h-3(c) in this case.

ANALYSIS

Section 15(d) of the Exchange Act imposes a periodic reporting obligation on an issuer with respect to a class of securities registered under the Securities Act. The Commission has stated that "the purpose of Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." Exchange Act Release No. 20263 (October 5, 1983). The

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[4] Section 10(a)(3) of the Securities Act provides that "when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than 16 months prior to such use so far as such information is known to the user of such prospectus or can be furnished by such user without unreasonable effort or expense." As noted in footnote 2, _supra_, IBM Credit has not "used" the prospectus since January 2000, when it last offered Debt Securities under the Registration Statement.

Commission has also stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the fiscal year in which it makes a registered offering." Id. (footnote omitted).

The interpretation of such rule, however, is not absolute. The Commission also noted in Exchange Act Release No. 20263 that "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed...." In this connection, the Staff has recognized -- in a number of strikingly similar situations -- that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations. Hence, in very similar circumstances, the staff has taken a no-action position similar to the one now requested. GS Financial Products U.S., L.P. (January 31, 2000), United Telephone Company of Ohio (March 1, 1995). See also Ferrelgas, Inc. (August 19, 1994); Technicon Instruments Corp. (November 2, 1989).

Moreover, the mere filing of Exchange Act reports to update outstanding registration statements, as well as the filing of post-effective amendments to deregister securities included in outstanding registration statements will not trigger the application of Rule 12h-3(c). GS Financial Products U.S., L.P., supra, and United Telephone Company of Ohio, supra. See also NYNEX Corporation (July 2, 1997).

As in the above letters, IBM Credit's situation presents a clear case for not applying a literal reading of the rule to require the filing of additional Exchange Act reports. In the instant case, IBM Credit has provided information through its filing of periodic reports well beyond the respective year in which its Debt Securities were last offered under the Registration Statement (calendar year 2000). Moreover, by November 2002, all of the outstanding Debt Securities under the Registration Statement had matured, and its last issuance of commercial paper was repaid in December 2002. Because of the time that has elapsed since the last sale under the Registration Statement and because of the registrant's commitment (i) not to issue additional Debt Securities under the Registration Statement; (ii) to deregister the remaining securities under the Registration Statement before the end of the current calendar quarter and (iii) to file a Form 15 with the Commission before the end of the current calendar quarter, the benefits of requiring IBM Credit to file any additional Exchange Act reports, including the Annual Report on Form 10-K, would clearly not be commensurate with the burdens associated with the preparation of such reports.

Hence, consistent with past Staff precedent, IBM Credit respectfully requests that, under the circumstances described herein, provided that IBM Credit files the post effective amendment to the Registration Statement and the Form 15 before the end of the current calendar quarter, Rule 12h-3(c) should not be applied to deny IBM Credit relief from filing Exchange Act reports, including the 2002 Annual Report on Form 10-K, as a result of the automatic updating of the Registration Statement and IBM Credit's filing of the Post-Effective Amendment to the Registration Statement deregistering the remaining unsold Debt Securities. GS Financial Products U.S., L.P., supra (ruling that Rule 12h-3(c) should not prevent registrant from filing Form 15 and discontinuing Exchange Act reports for current fiscal year); United Telephone Company of Ohio, supra. In sum, we believe that the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Form 15 for a class of securities for any fiscal year in which a registration statement relating to that class is required to be updated is not applicable here. Moreover, since there are no public debt holders and since IBM is the sole owner of IBM Credit and is already intimately familiar with the financials of its wholly-owned subsidiary, no investing public remains for which it is necessary to assure that information about IBM Credit be reported publicly. Indeed, the burdens associated with separate periodic reporting by IBM Credit far outweigh any benefits to be gleaned through such reporting under Rule 12h-3(c).

CONCLUSION

In light of the foregoing, I respectfully request on behalf of IBM Credit that the Staff issue a no-action letter advising that it will not recommend enforcement action to the Commission if IBM Credit (i) deregisters all securities remaining under the Registration Statement before the end of the first calendar quarter of 2003, (ii) files a Form 15 pursuant to Rule 12h-3 before the end of the first calendar quarter of 2003, and (iii) immediately stops filing all reports pursuant to Section 13(a) and 15(d) of the Exchange Act, including the Form 10-K for the fiscal year ended December 31, 2002. Alternatively, I request on behalf of IBM Credit an exemption pursuant to Section 12(h) of the Exchange Act from the requirement of filing such reports.

In accordance with Securities Act Release No. 6269 (December 5, 1980), in addition to this e-mail, I am sending an original and seven copies of this letter.

Should the Staff disagree with any of the conclusions I have set forth above, I would like the opportunity to confer with you prior to the issuance of your response. If you have any questions regarding any aspect of this request, or if you require additional information, please call me at (914) 499-6148.

Because of the time, effort and expense in preparing and filing the Form 10-K, your expedited consideration of this matter is respectfully requested. Thank you for your attention and interest in this matter.

Very truly yours,



Stuart S. Moskowitz
IBM Senior Counsel and
Special Securities Counsel
to IBM Credit LLC



Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

smoskowi@us.ibm.com
Telephone: 914-499-6148
Fax: 914-499-6445

VIA E-MAIL AND AIRBORNE EXPRESS

Section 12(h) of the Exchange Act and Rule 12h-3(c) thereunder

To: cfletters@sec.gov

March 8, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: IBM Credit LLC (formerly IBM Credit Corporation)
Commission File No. 1-8175

Ladies and Gentlemen:

As Senior Counsel for International Business Machines Corporation ("IBM") and as special securities counsel for IBM Credit LLC, a Delaware limited liability company ("IBM Credit"), a wholly-owned subsidiary of IBM, please let this letter serve (i) to supplement my letter of February 4, 2003 in order to inform the staff of the two filings described in such letter which IBM Credit has now effected, and (ii) to renew our request for advice from the staff that it will not recommend enforcement action to the Commission against IBM Credit if IBM Credit is relieved of its obligation to file all reports pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), including *not* filing an Annual Report on Form 10-K for the fiscal year ending December 31, 2002.

Filing of the Post-Effective Amendment

On March 4, 2003, IBM Credit filed Post-effective Amendment No. 1 to its Registration Statement on Form S-3 (SEC File No. 333-86615), in order to deregister all of the remaining and unsold debt securities thereunder. As noted in our February 4, 2003 letter, such registration statement was not previously deregistered in order to permit IBM, as the 100% owner of IBM Credit, to employ the fee offset procedure set forth in Securities Act Release No. 7943 (January 26, 2001) and Securities Act Rule 457(p). In this connection, IBM again employed the fee offset procedure on February 27, 2003 to fund an additional registration statement it filed with the Commission.

Filing of the Form 15

On March 5, 2003, IBM Credit filed a Form 15 with the Commission (Suspension of Duty to File Reports) under Rule 12h-3(b)(1)(i), thereby suspending its duty to file reports under Sections 13(a) and 15(d) of the Exchange Act. As we noted in our February 4 letter, IBM Credit has had no public debt holders since 2002, when the last of such debt holders were repaid in full. In addition, IBM Credit's last outstanding issuance of debt securities registered with the Commission on Form 8-A pursuant to Section 12(b) of the Exchange Act[1] matured on May 15, 2001, and all of such debt holders were fully and timely repaid on such date. As a result, The New York Stock Exchange notified the Commission on Form 25 that it was removing such debt security from listing and registration at the opening of business on June 8, 2001. Finally, with respect to IBM Credit's equity, this letter shall serve to confirm that such equity is -- and has always been --100% owned by IBM.

Conclusion

Since IBM Credit has now effected both of the filings described in our February 4, 2003 letter (the post-effective amendment to its registration statement on Form S-3 and the Form 15), which filings we described as conditions for our request for no-action relief, IBM Credit renews its request not to require the filing of any additional Exchange Act reports, including the Form 10-K for the 2002 calendar year. On behalf of IBM Credit, I therefore respectfully renew my request that the staff issue a no-action letter advising that it will not recommend enforcement action to the Commission if IBM Credit immediately stops filing all reports pursuant to Sections 13(a) and 15(d) of the Exchange Act, including the Form 10-K for the fiscal year ended December 31, 2002.

In accordance with Securities Act Release No. 6269 (December 5, 1980), I am sending an original and seven (7) copies of this letter by Airborne Express (in addition to the e-mail copy). Thank you for your continuing interest and attention in this matter.

Very truly yours,



Stuart S. Moskowitz
IBM Senior Counsel and
Special Securities Counsel
to IBM Credit LLC

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[1] See Form 8-A12B as filed by IBM Credit with the Commission on October 16, 1998 at http://www.sec.gov/Archives/edgar/data/353524/0001047469-98-037426.txt